Amendment No. 1
The Sportsman's Guide, Inc.
Common Stock, $.01 par value
CUSIP Number  848907 20 1

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CUSIP NO. 848907 20 1
Item 1:   Reporting Person -  Ralph E. Heyman, individually and
as
                              Trustee under various trusts
Item 4:   United States
Item 5:   383,725
Item 6:   522,000
Item 7:   383,725
Item 8:   522,000
Item 9:   383,725
Item 10:  X
Item 11:  8.1%
Item 12:  IN/00


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Item 4.  Ownership

     (a)  Amount Beneficially Owned

          383,725

     (b)  Percent of Class

          8.1%

     (c)  Number of Shares as to which the Person has:

          (i)  Sole power to vote or to direct the vote

               Ralph E. Heyman, individually, has the sole power to vote 1,000 shares of Common Stock and as Trustee under various trusts, has sole power to vote
               382,725 shares of Common Stock.

          (ii) Shared power to vote or to direct the vote

               Ralph E. Heyman has shared power to vote 522,000 shares of Common Stock, 420,051 of which are held in the name of the Vincent W. Shiel Family Limited Partnership and 101,949 of which are held in the name of the Helen M. Shiel Family Limited Partnership, of which Mr. Heyman expressly disclaims beneficial ownership.

         (iii) Sole power to dispose or to direct the disposition of

               Ralph E. Heyman, individually, has sole power to dispose of 1,000 shares of Common Stock and as Trustee under various trusts, has sole power to dispose of 382,725 shares of Common Stock.

          (iv) Shared power to dispose of or direct the disposition of

               Ralph E. Heyman has shared power to vote 522,000 shares of Common Stock, 420,051 of which are held in the name of the Vincent W. Shiel Family Limited Partnership and 101,949 of which are held in the name of the Helen M. Shiel Family Limited Partnership, of which Mr. Heyman expressly disclaims beneficial ownership.

Item 6.   Ownership of more than Five Percent on Behalf of Another
          Person

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    The Vincent W. Shiel Family Limited Partnership and the Helen
     M. Shiel Family Limited Partnership have the right to receive dividends from, and the proceeds from the sale of, 420,051 and 101,949 shares of Common Stock held by the partnerships, respectively.

Item 10.  Certification

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                           SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                              RALPH E. HEYMAN
                              Ralph E. Heyman, individually and
                              as Trustee

Date: February 12, 1999